Exhibit (a)(2)

Retek Inc. Retek on the Mall 950 Nicollet Mall Minneapolis, MN 55403 phone 612.587.5000 fax 612.587.5100 www.retek.com	Atlanta Hamburg London Melbourne Paris Tokyo
March 4, 2005
Dear Retek Stockholder:
      I am pleased to inform you that on February 28, 2005, Retek Inc. entered into an Agreement and Plan of Merger with SAP America, Inc. and Sapphire Expansion Corporation, a wholly owned subsidiary of SAP America.
      Under the terms of the merger agreement, Sapphire Expansion Corporation is today commencing a tender offer to purchase all outstanding shares of Retek common stock at a price of $8.50 per share net in cash, without interest thereon. The tender offer is currently scheduled to expire at 12:00 noon, New York City time, on Friday, April 1, 2005. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions), Sapphire Expansion Corporation will be merged with and into Retek, and all shares of Retek common stock not purchased in the tender offer (other than shares held by SAP America, Sapphire Expansion Corporation, or Retek stockholders who have perfected appraisal rights under Delaware law) will be converted into the right to receive in cash the same price per share as paid in the tender offer.
      Retek’s board of directors has unanimously approved the merger agreement, the tender offer, and the merger and has determined that the tender offer and the merger are fair to and in the best interests of Retek’s stockholders. Accordingly, the board of directors recommends that you accept the tender offer and tender your shares pursuant to the offer.
      Enclosed with this letter is a Schedule 14D-9 containing the recommendation of the Retek board and explaining the reasons behind the recommendation, as well as the background to the transaction and other important information. Included as Annex B to the Schedule 14D-9 is the written opinion, dated February 27, 2005, of Deutsche Bank Securities Inc., financial adviser to the Retek board, to the effect that, as of that date and based on and subject to the matters stated in the opinion, the consideration to be received by Retek stockholders under the merger agreement is fair, from a financial point of view.
      Also accompanying this letter is a copy of SAP’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Retek shares. Those documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

Very truly yours,

Martin J. Leestma
President and Chief Executive Officer